UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 30, 2021

(Date of earliest event reported)

Trilogy Multifamily Income & Growth Holdings I, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2979975
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

520 West Erie Street

Chicago, Illinois 60054

(Full mailing address of principal executive offices)

312-750-0900

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Income & Growth Bonds

ITEM 1. FUNDAMENTAL CHANGES

On December 30, 2021, Trilogy Multifamily Income & Growth I, LLC (the “Company”), through TF Noca Blu, LLC, a subsidiary of the Company, entered into a Real Estate Purchase and Sale Agreement (the “Purchase Agreement”) for the acquisition of a 138-unit multifamily property located at 2340 N California Avenue, Chicago, IL 60647 (the “Property”) from Logan Square Owner, LLC (the “Seller”). The Company completed the acquisition simultaneously upon signing the Purchase Agreement.

The purchase price for the Property was $37,500,000, subject to customary adjustments and proration. Of the total purchase price, an aggregate of $27,600,000 was funded by seven unsecured promissory notes provided by affiliates of the Company’s manager (the “Notes”), Trilogy Legacy Fund, L.P., Trilogy Legacy Fund II, L.P., Trilogy Multifamily Fund II, L.P., Trilogy Multifamily Fund III, L.P., Trilogy Multifamily Fund IV, L.P., Trilogy Multifamily Fund V, L.P. and Trilogy Opportunity Zone Fund II, L.P. (the “Lenders”). The Lenders are entities managed by the same individuals as our Manager. The Notes mature on June 30, 2023 and begin to bear interest at a rate of 7.0% per annum on June 1, 2022. The Notes may be prepaid at any time upon payment of all outstanding principal and any accrued but unpaid interest plus payment of a Bridge Fee. The “Bridge Fee” is an amount equal to 4.0% of the original principal amount of the applicable Note. The Company intends to repay the amounts outstanding under the Notes through proceeds from the Company’s offering of its Income & Growth Bonds and/or proceeds from permanent mortgage financing on the Property. The balance of the purchase price was paid using proceeds from the Company’s offering of its Income & Growth Bonds.

The foregoing is a summary of the Purchase Agreement and the Notes and is qualified in its entirety by reference to the complete text of the Purchase Agreement and form of Note, which are filed by the Company as Exhibits 6.1 and 6.2, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

ITEM 9. OTHER EVENTS

Exhibits

Exhibit No.	Description of Exhibit

6.1	Purchase and Sale Agreement by and between TF Noca Blu, LLC and Logan Square Owner, LLC, dated as of December 30, 2021.

6.2	Form of Promissory Note

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trilogy Multifamily Income & Growth Holdings I, LLC,
a Delaware limited liability company

By:	/s/ Matthew Leiter
Name:	Matthew Leiter
Its:	Chief Financial Officer
(principal financial officer and principal accounting officer)

January 6, 2022

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